Regulatory Announcement

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Free annual report

RECEIVED
2006 JUN 13 A 10:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 04-May-06
Number	4618C

RNS Number:4618C
Tesco PLC
04 May 2006

06014332

SUPPL

4 May 2006

Tesco PLC

SIP - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified on 3 May 2006 that the Trustees of the Tesco Employee Share Incentive Plan purchased 2,500,000 Ordinary Shares of 5p each in the Company at an average price of 317.7565p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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dw 6/13

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 03-May-06
Number	3326C

RNS Number:3326C
Tesco PLC
03 May 2006

3 May 2006

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors of Tesco PLC below were allocated shares on 2 May 2006 under the Company's Executive Incentive Scheme at a price of 321.375 pence per share. The Directors have chosen to extend the holding period on short term and long term shares that were available for release to receive additional enhancements which are conditional on continuous employment with the Company.

Director	Number of Shares
P A Clarke	134,969
A T Higginson	145,195
T P Leahy	259,636
T J R Mason	145,195
D T Potts	135,538

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	14:00 28-Apr-06
Number	1703C

RNS Number:1703C
Tesco PLC
28 April 2006

28 April 2006

Tesco PLC

DIRECTORS' SHAREHOLDINGS

ESOS - EXERCISE AND SALE

The Company was notified on 28 April 2006 that the following Director has today exercised options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme at an option price of 197.50p per share and sold a total of 501,266 Ordinary shares at a price of 320.10p.

Director	No of Shares
P A Clarke	501,266

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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